Filed pursuant to Rule 433
 Registration Statement No. 333-163784

FOR IMMEDIATE RELEASE	May 13, 2010

ARGENTINA ANNOUNCES CURRENCY EXCHANGE RATES FOR EXCHANGE OFFER

May 13, 2010; BUENOS AIRES – In connection with its invitation announced on April 30, 2010 to owners of certain Eligible Securities to tender their Eligible Securities in exchange for New Securities, and, in some cases, cash (the “Invitation”), the Republic of Argentina (“Argentina”) today announced the currency exchange rate in effect on the FX Determination Date (the “FX Rate 2010”) per U.S. dollar for each of Argentine pesos, Swiss francs, the euro, pounds sterling and Japanese yen.  The FX Rate 2010 for each such currency was determined by the international joint dealer managers based on the bid-side price reported on Bloomberg Page TKC1 (for currencies other than Argentine pesos) and Bloomberg Page TKC14 (for Argentine pesos) at 11:00 A.M. (New York City time) on May 13, 2010; each such rate was, if necessary, rounded to 4 decimal places.

The FX Rate 2010 per U.S. dollar for Argentine pesos, Swiss francs, the euro, Pounds sterling and Japanese yen as determined by the international joint dealer managers is as follows:

Currency	FX Rate 2010 (Rate per U.S. dollar)
Argentine pesos	3.8955
Swiss francs	1.1144
Euro	0.7957
Pounds sterling	0.6813
Japanese yen	92.595

____________ Source: Bloomberg

For purposes of the Invitation, all exchange rates with respect to predecessor currencies to the euro will be calculated by multiplying the FX Rate 2010 for euros by the fixed conversion rate of such predecessor currency into the euro, as set out in the following table, and rounding the resulting rate to 4 decimal places.

Predecessor Currency	Rate per euro
Deutsche mark	1.95583
Italian lira	1936.2700
Austrian schilling	13.7603
Spanish peseta	166.3860

__________ Source: European Central Bank

Terms are used herein with the meanings used in the Invitation Materials (as defined below), unless otherwise noted.

Application has been made to list the New Securities on the Luxembourg Stock Exchange and to have the New Securities admitted to trading on the Euro MTF market of the Luxembourg Stock Exchange, and application will be made to list the New Securities on the Buenos Aires Stock Exchange and to have the New Securities admitted to trading on the Mercado Abierto Electrónico.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities in the United States or any other jurisdiction.  Any sale of the securities referred to above in the United States shall be made by means of a prospectus and a prospectus supplement dated April 28, 2010 (collectively, the “US Prospectus”) filed with the U.S. Securities and Exchange Commission (“SEC”), in certain Member States of the European Economic Area by means of the prospectus dated April 27, 2010, as supplemented by the supplement to the prospectus dated April 30, 2010 (collectively, the “EU Prospectus”), in Italy by means of a separate offer document (the “Italian Offer Document”) authorized by the Commissione Nazionale per le Società e la Borsa (“CONSOB”) and in Argentina by means of the Presidential Decree No. 563/2010 issued on April 26, 2010.  The Invitation being extended under the above documents and related electronic acceptance notices and letters of transmittal (which together constitute the “Invitation Materials”) constitutes one and the same Invitation.

None of Argentina, the global coordinator, any international joint dealer manager, the information agent or the exchange agent has expressed any opinion as to whether the terms of the Invitation are fair.  In addition, none of the clearing systems through which you may tender your Eligible Securities has expressed any opinion as to whether the terms of the Invitation are fair.  None of Argentina, the global coordinator, any international joint dealer manager, the information agent or the exchange agent makes any recommendation that holders tender their Eligible Securities for exchange or refrain from doing so pursuant to the Invitation, and no one has been authorized by Argentina, the global coordinator, any international joint dealer manager, the information agent or the exchange agent to make any such recommendation.  Holders must make their own decision as to whether to tender Eligible Securities in exchange for New Securities or refrain from doing so, and, if holders do tender Eligible Securities, the principal amount of Eligible Securities to tender and which of the Discount Option or the Par Option to elect.

The approval of the EU Prospectus by the Commission de Surveillance du Secteur Financier as competent authority under the law of July 10, 2005 on prospectuses for securities implementing Directive 2003/71/EC (the “Prospectus Directive“) does not constitute a recommendation on the opportunity of the proposed transaction.

WHERE TO GET INFORMATION

Barclays Capital Inc. is the global coordinator for the Invitation. Barclays Capital Inc., Citigroup Global Markets Inc. and Deutsche Bank Securities Inc. are acting as international joint dealer managers for the Invitation.  Georgeson S.r.l. is acting as information agent for the Invitation.  The Bank of New York Mellon is acting as exchange agent and The Bank of New York Mellon (Luxembourg) S.A. is acting as Luxembourg listing agent for the New Securities.

The Invitation is not being made hereby, but instead is being made pursuant to the Invitation Materials.  Copies of the US Prospectus, the EU Prospectus, the Italian Offer Document, any other Invitation Materials and the related documents, including a list of the Eligible Securities can be obtained online at http://www.argentina2010offer.com and by contacting the information agent at one of the telephone numbers below.  For questions regarding tender procedures, holders may contact the information agent at one of the telephone numbers below.

The global coordinator for the Invitation is:

Barclays Capital Inc.

The international joint dealer managers for the Invitation are:

Barclays Capital Inc.	Citigroup Global Markets Inc.	Deutsche Bank Securities Inc.

The information agent for the Invitation is:

Georgeson S.r.l.

In New York: 199 Water St. New York, New York 10038 United States U.S. toll free: (866) 7424029 Institutions: +39 06 42 17 17 77	In London: Vintners' Place 68 Upper Thames Street London EC4V 3BJ England Institutions: +39 06 42 17 17 77
In Italy: Via Emilia 88, 00187 Rome, Italy Toll free: 800 189922 Institutions: +39 06 42 17 17 17	In Germany: Prannerstrasse 8 80333 Munich, Germany Toll free: 0800 000 1564 Institutions: +39 06 42 17 17 77
The exchange agent for the Invitation is:	The Luxembourg listing agent for the Invitation is:
The Bank of New York Mellon	The Bank of New York Mellon (Luxembourg) S.A.
101 Barclay Street Floor 4 East Corporate Trust Administration New York, New York 10286 United States Tel: (732) 667 9754	Aerogolf Center, 1A, Hoehenhof, L-1736 Senningerberg, Luxembourg Tel: +(352) 34 20 90 5635 Fax : +(352) 34 20 90 6035

Argentina has filed a registration statement (including the US Prospectus) with the SEC for the Invitation to which this communication relates and the offer and sale of any securities in the Invitation are being made in the United States by means of such registration statement.  Before you participate in the Invitation, you should read the US Prospectus and other documents Argentina has filed with the SEC for more complete information about Argentina and this Invitation.  You may get these documents for free by visiting EDGAR on the SEC website at http://www.sec.gov/. Alternatively, the information agent will arrange to send you the prospectus supplement and the prospectus if you request it by calling one of the telephone numbers specified above.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be a sale of the securities referenced in this communication in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Argentina is making the Invitation only in those jurisdictions where it is legal to do so.  The Invitation is void in all jurisdictions where it is prohibited.  If materials relating to the Invitation come into your possession, you are required by Argentina to inform yourself of, and observe, all of these restrictions.  The materials relating to the Invitation do not constitute, and may not be used in connection with, an offer or solicitation in any place where offers or solicitations are not permitted by law.  If a jurisdiction requires that the Invitation be made by a licensed broker or dealer and an international joint dealer manager or any affiliate of an international joint dealer manager is a licensed broker or dealer in that jurisdiction, the Invitation shall be deemed to be made by such international joint dealer manager or such affiliate on behalf of Argentina in that jurisdiction.

Holders of Eligible Securities should carefully review the US Prospectus, EU Prospectus or the Italian Offer Document, as applicable.  Argentina has not authorized anyone to give holders any other information, and Argentina takes no responsibility for any other information that others may give to holders.

Belgium

The Invitation does not constitute a public offering within the meaning of Article 3, §2 of the Belgian Law of June 16, 2006 on public offering of securities and admission of securities to trading on a regulated market (the “Prospectus Law”) nor pursuant to Article 6 of the Belgian Law of April 1, 2007 on takeover bids (the “Takeover Law”).  The Invitation is exclusively conducted under applicable private placement exemptions and has therefore not been, and will not be, notified to, and no Invitation Material has been, or will be, approved by, the Belgian Banking, Finance and Insurance Commission (Commission bancaire, financière et des assurances/Commissie voor het Bank-, Financie- en Assurantiewezen).

Accordingly, the Invitation as well as any Invitation Materials may only be advertised, offered or distributed in any way, directly or indirectly, to any person located and/or resident in Belgium who qualify as “Qualified Investors” as defined in Article 10, §1, of the Prospectus Law and as referred to in Article 6, §3, 2°, of the Takeover Law, and who are acting for their own account, or in other circumstances which do not constitute a public offering in Belgium pursuant to the Prospectus Law and the Takeover Law.

Canada (Ontario and Québec Only)

The New Securities may only be offered to investors located in the provinces of Ontario and Québec.

The Invitation is being made in Canada on a private placement basis only and is exempt from the requirement that Argentina prepare and file a prospectus with the relevant Canadian securities regulatory authorities.  Accordingly, any resale of the New Securities must be made in accordance with applicable securities laws that may require resales to be made in accordance with exemptions from registration and prospectus requirements.  Tendering holders are advised to seek legal advice prior to any resale of the New Securities.

Each Canadian investor who participates in the Invitation will be deemed to have represented to Argentina and the international joint dealer managers that:

•
the Invitation was made exclusively through the Invitation Materials and was not made through an advertisement of the Invitation in any printed media of general and regular paid circulation, radio, television or telecommunications, including electronic display, or any other form of advertising in Canada;

•	the investor has reviewed and acknowledges the resale restrictions referred to above;

•	where required by law, the investor is participating in the Invitation as principal for its own account and not as agent; and

•
the investor or any ultimate investor for which such investor is acting as authorized agent is entitled under applicable Canadian securities laws to participate in the Invitation without the benefit of a prospectus qualified under such securities laws, and without limiting the generality of the foregoing, the investor, or any ultimate investor for which such investor is acting as agent, is an “accredited investor”, as that term is defined in National Instrument 45-106 – Prospectus and Registration Exemptions.

In addition, each recipient of New Securities resident in Ontario who receives an exchange confirmation, by the tendering holder’s receipt thereof, will be deemed to have represented to Argentina and the international joint dealer manager, that such tendering holder: (a) has been notified by Argentina (i) that Argentina is required to provide information (“personal information”) pertaining to the tendering holder as required to be disclosed in Schedule I of Form 45 106F1 (including its name, address, telephone number and the number and value of any of the New Securities received), which Form 45 106F1 is required to be filed by Argentina under NI 45 106, (ii) that such personal information will be delivered to the Ontario Securities Commission (the “OSC”) in accordance with NI 45 106, (iii) that such personal information is being collected indirectly by the OSC under the authority granted to it under the securities legislation of Ontario, (iv) that such personal information is being collected for the purposes of the administration and enforcement of the securities legislation of Ontario, and (v) that the public official in Ontario who can answer questions about the OSC’s indirect collection of such personal information is the Administrative Assistant to the Director of Corporate Finance at the OSC, Suite 1903, Box 5520, Queen Street West, Toronto, Ontario M5H 3S8, Telephone: (416) 593-8086; and (b) by receiving New Securities, has authorized the indirect collection of the personal information by the OSC.

Further, the tendering holder acknowledges that its name, address, telephone number and other specified information, including the number of New Securities it has acquired, may be disclosed to other Canadian securities regulatory authorities and become available to the public in accordance with the requirements of applicable laws.  By acquiring New Securities, the tendering holder consents to the disclosure of such information.

Denmark

The Invitation and the Invitation Materials do not constitute a prospectus under Danish law and have not been filed with or approved by the Danish Financial Supervisory Authority as the Invitation and the Invitation Materials have not been prepared in the context of a public offering of securities in Denmark within the meaning of the Danish Securities Trading Act or any Executive Orders issued pursuant thereto.  This Invitation will only be directed to qualified investors as defined in section 2 of the Danish Prospectus Order no. 885/2009.  Accordingly, this Invitation and the Invitation Materials may not be made available nor may the New Securities otherwise be marketed and offered for sale in Denmark other than under circumstances (i) which are deemed not to be considered as marketing or an offer to the public in Denmark or (ii) which falls within one of the exemptions from the prospectus requirement.

European Economic Area

This document is an advertisement for the purposes of applicable measures implementing the Prospectus Directive.  A prospectus prepared pursuant to the Prospectus Directive has been published, which can be obtained online at http://www.argentina2010offer.com and by contacting the information agent.  For answers to questions concerning the terms of the Invitation, holders may contact the international joint dealer managers, in each case at one of the telephone numbers mentioned above.  Investors should not subscribe for any securities referred to in this document except on the basis of information contained in the EU Prospectus.

At the request of Argentina, the EU Prospectus has been approved by the competent authority in Luxembourg and “passported” into the following Member States:  Austria, Germany, the Netherlands, Spain and the United Kingdom.  In any other EEA Member State that has implemented the Prospectus Directive, this communication is only addressed to and directed at qualified investors in that Member State within the meaning of the Prospectus Directive.

France

No prospectus (including any amendment, supplement or replacement thereto) prepared in connection with the offering of the New Securities has been approved by the French Autorité des marchés financiers or by the competent authority of another State that is a contracting party to the Agreement on the European Economic Area and notified to the French Autorité des marchés financiers; no New Securities have been offered or sold nor will be offered or sold, directly or indirectly, to the public in France; the Invitation Materials relating to the New Securities have not been distributed or caused to be distributed and will not be distributed or caused to be distributed to the public in France; such offers, sales and distributions have been and shall only be made in France to qualified investors (investisseurs qualifiés) other than individuals investing for their own account, as defined in Articles L. 411-2, D. 411-1, D. 411-2, D. 734-1, D.744-1, D. 754-1 and D. 764-1 of the Code monétaire et financier.  The direct or indirect distribution to the public in France of any so acquired New Securities may be made only as provided by Articles L. 411-1, L. 411-2, L. 412-1 and L. 621-8 to L. 621-8-3 of the Code monétaire et financier and applicable regulations thereunder.

Hong Kong

No person or entity may issue or have in its possession for the purposes of issue any advertisement, invitation or document relating to the New Securities, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to New Securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571) and any rules made thereunder.

Ireland

The Invitation is addressed exclusively to:

•	legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•
any legal entity which has two or more of (i) an average of at least 250 employees during the last financial year, (ii) a total balance sheet of more than EUR 43,000,000 and (iii) an annual turnover of more than EUR 50,000,000 as shown in its last annual or consolidated accounts;

•	any other individual or entity authorized in Ireland as a qualified investor within the meaning of the Prospectus Directive;

and each person who initially acquires any New Securities or to whom any offer is made under the Invitation on the basis of any of the above will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of Article 2(1)(e) of the Prospectus Directive and that it is not acquiring the New Securities with a view to their resale in Ireland to any person other than a qualified investor.

In the case of any New Securities being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, such financial intermediary will also be deemed to have represented, acknowledged and agreed that the New Securities acquired by it in the Invitation have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to persons in circumstances which may give rise to an offer to the public other than their offer or resale to qualified investors as so defined. Argentina will rely upon the truth and accuracy of the foregoing representation, acknowledgement and agreement.

Italy

The Invitation is being made in Italy pursuant to an offer document authorized by CONSOB pursuant to Article 102 of Legislative Decree No. 58 of February 24, 1998 (Italian Offer Document).  Accordingly, holders of Eligible Securities who are Italian residents or persons located in the Republic of Italy should review, make their decision to participate in the Invitation and accept the Invitation solely on the basis of, and in accordance with the procedures described in, the Italian Offer Document.

Portugal

The Invitation Materials have not been and will not be registered or approved by the Portuguese Securities Market Commission (“Comissão do Mercado dos Valores Mobiliários”) nor has a prospectus recognition procedure been commenced with the Portuguese Securities Market Commission, and therefore the Invitation is not addressed to investors resident and/or located in Portugal and cannot be made to the public in Portugal or under circumstances which are deemed to be a public offer under the Portuguese Securities Code (“Código dos Valores Mobiliários”) and other securities legislation and regulations applicable in Portugal.  In addition, the Invitation Materials and other offer materials are only being publicly distributed in the jurisdictions where it is lawful to do so and may not be publicly distributed in Portugal, nor may any publicity or marketing activities related to the Invitation be conducted in Portugal.

The Invitation is not addressed to holders of Eligible Securities resident and/or located in Portugal, and no tenders from holders of Eligible Securities resident and/or located in Portugal will be accepted, other than to holders are that are qualified investors (“investidores qualificados”), as defined in articles 30 and 110-A of the Portuguese Securities Code, in which case the Invitation can be made through a private placement (“oferta particular”), in accordance with the relevant provisions of the Portuguese Securities Code.

Any future offer to present proposals for the repurchase of the Eligible Securities to be conducted in Portugal will not be registered or approved by the Portuguese Securities Market Commission nor will a prospectus recognition procedure be commenced with the Portuguese Securities Market Commission and therefore proposals for the repurchase of the Eligible Securities will not be accepted from the general public in Portugal under circumstances which are deemed to be a public offer under the Portuguese Securities Code and other securities legislation and regulations applicable in Portugal.

Singapore

The Invitation is made only to and directed at, and the New Securities are only available to, persons in Singapore who are existing bondholders of bonds previously issued by Argentina.  The Invitation is not an offer, sale or invitation of the New Securities to any other person in Singapore.  Subscriptions for the New Securities will not be accepted from any person in Singapore other than persons in Singapore who are existing bondholders of bonds previously issued by Argentina.